Exhibit  77C

Matters Submitted to a Vote of Security Holders



                  TEMPLETON RUSSIA AND EAST EUROPEAN FUND, INC.

At the Annual Meeting of Shareholders of Templeton Russia and East European Fund, Inc. (the "Fund") was held at the Fund's offices, 500 East Broward Blvd., Fort Lauderdale, Florida on August 17, 2004. The purpose of the meeting was to elect four Directors of the Fund. At the meeting, the following persons were elected by the shareholders to serve as Director of the Fund: Martin L. Flanagan, Edith E. Holiday, Charles B. Johnson and Frank A. Olson.* No other business was transacted at the meeting.

The results of the voting at the Annual Meeting are as follow:

The election of four (4) Directors:


                                        % OF        % OF                   % OF         % OF
                                      OUTSTANDING   VOTED                OUTSTANDING    VOTED
TERM EXPIRING 2007:        FOR          SHARES      SHARES     WITHHELD    SHARES       SHARES
-----------------------------------------------------------------------------------------------

Martin L. Flanagan    4,313,602.2877    80.34%      98.98%    44,359.3424   0.83%       1.02%
Edith E. Holiday      4,303,142.2877    80.14%      98.74%    54,819.3424   1.02%       1.26%
Charles B. Johnson    4,306,406.2877    80.20%      98.82%    51,555.3424   0.96%       1.18%
Frank A. Olson        4,309,933.2877    80.27%      98.90%    48,048.3424   0.89%       1.10%







*Harris J. Ashton, Frank J. Crothers, S. Josephn Fortunato, Gordon S. Macklin, Fred R. Millsaps and Constantine D. Tseretopoulos currently serve as Independent Directors. Nicholas F. Brady and Harmon E. Burns currently served as Interested Directors. Their terms of office continued after the annual meeting of shareholders.